UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 27, 2017

Commission File Number: 001-34841

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files  or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is  submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                No ☒

Indicate by check mark if the registrant is  submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the  registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-203192, 333-172711 and 333-190472) and Form F-3 (File Nos. 333-209942 and 333-176435) of NXP Semiconductors N.V. (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXTRAORDINARY GENERAL MEETING

On January 27, 2017, the Company held an extraordinary general meeting of shareholders at the corporate offices of the Company in Eindhoven, The Netherlands (the “EGM”). On the same day, the Company issued a press release summarizing the results of the EGM, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference.

List of Exhibits:

99.1	Press Release dated January 27, 2017 entitled “NXP Shareholders Approve All Items Proposed Relating To Qualcomm’s Tender Offer.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXP Semiconductors N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Name:	Dr. Jean A.W. Schreurs
Title:	SVP and Chief Corporate Counsel

Date: January 27, 2017

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